Form 5
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES
BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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[ ]	Form 3 Holdings Reported
[ ]	Form 4 Transactions Reported
1. Name and Address of Reporting Person* Livesey, Stephen A.	2. Issuer Name and Ticker or Trading Symbol Lifecell Corporation (LIFC)

6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
_X_ Director                    ___ 10% Owner
_X_ Officer (give             ___ Other (specify
                  title below)                     below)

Executive Vice President & Chief Science Officer

(Last) (First) (Middle) One Millennium Way	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/2001
(Street) Branchburg, NJ 08876		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	11/12/2001	A		113	A	1.98
Common Stock	12/10/2001	A		83	A	2.69	106572	D
* If the form is filed by more than one reporting person, see instruction 4(b)(v).	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 2270 (3-99)
FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Common Stock Options	2.26	12/28/2001	A		20000		11/28/2002	12/27/2011	Common Stock	20000
Common Stock Options	2.26	12/28/2001	A		20000		12/28/2003	12/27/2011	Common Stock	20000
Common Stock Options	2.26	12/28/2001	A		20000		12/28/2004	12/27/2011	Common Stock	20000
Common Stock Options	2.26	12/28/2001	A		20000		12/28/2005	12/27/2011	Common Stock	20000		530000	D
Series B Preferred Stock	2.76	11/15/2001	J		4		11/15/2001		Common Stock	144		287	D
Explanation of Responses: J - Dividend paid in shares of Series B Preferred Stock.
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Stephen Livesey **Signature of Reporting Person	02/14/2002 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2